

June 13, 2013

Via E-Mail
Charles Cotter, Esq.
Holland & Hart LLP
One Boulder Plaza
1800 Broadway, Suite 300
Boulder, CO 80302

> **Re: Sprott Resource Lending Corp.**
> **Schedule 13E-3 filed May 31, 2013**
> **File No. 5-39844**

Dear Mr. Cotter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1. We note that in the third paragraph the disclosure states that "no other filing person takes responsibility for the accuracy of such information" and "the Company takes no responsibility for the accuracy of such information." As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

2. We note the disclosure under Items 2, 3, 4, and 8 of the Schedule 13E-3. Please note that as a "shell document," the Schedule 13E-3 must incorporate by reference the information contained in the information circular in answer to the items of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the information circular and is incorporated by reference in the Schedule 13E-3.

Information Circular

Summary Term Sheet, page 1

Reasons for the Arrangement…Fairness of the Arrangement, page 2

3. We note that throughout the information circular the disclosure describes the board's fairness determination for the "Shareholders (other than Sprott and its affiliates)." Please revise to disclose whether the board and each of the other filing persons believe the merger is substantively and procedurally fair to the unaffiliated shareholders of the issuer. Refer to Item 1014 (a) of Regulation M-A.

4. Please revise the summary to include the fairness determination of each filing person, not just the board.

Interests of SRLC Directors and Officers in the Arrangement, page 3

5. Please revise the summary to describe and quantify the interests of directors and executive officers, including any continuing equity ownership, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

Special Factors, page 10

6. Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 appears immediately after the summary term sheet. Refer to Rule 13e-3(e)(1)(ii).

Purpose, Alternatives, Reasons and Effects, page 10

7. For each filing person, please revise to describe the alternatives considered and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

8. Please revise to describe each filing person's reasons for undertaking the transaction at this particular time in SRLC's operating history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

9. Under a separate heading, please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

10. Please revise to describe the tax effects of the transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

11. Please describe each affiliate's interest in net book value. Refer to Instruction 3 to Item 1013 of Regulation M-A.

12. Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

Fairness of the Transaction, page 10

13. Please revise to state whether the board believes the arrangement is substantively and procedurally fair to the issuer's unaffiliated shareholders.

Dissent Rights of Shareholders, page 16

14. Please revise to state whether shareholders must vote against the arrangement in order to exercise their dissenter rights.

Background to the Arrangement, page 18

15. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting.

16. Each presentation, discussion, or report held with or presented by Cormark, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A and must be filed as an exhibit to the Schedule 13E-3. In this regard, we note that Cormark presented its preliminary valuation report on April 18, 2013 and made a presentation to the special committee on May 8, 2013. Please summarize and file the preliminary valuation report and any board books or presentation materials in connection with any presentations by Cormark.

17. Please revise to describe the reasons why the board and management discussed the options of Sprott increasing its ownership in SRLC, an upstream transaction with Sprott and a potential business combination on June 14, 2012. Please describe any discussions with Sprott regarding these options.

18. Please revise to quantify the exchange ratio and share valuation offered in the non-binding proposal delivered on February 26, 2013. Please revise to further quantify the share exchange ratio based on a 20-day volume-weighted average price that was included in the draft Arrangement Agreement.

Recommendation of the Board of Directors, page 22

19. For each filing person, please revise to include the fairness determination and the factors considered. Refer to Item 1014 of Regulation M-A.

20. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the historical market prices, net book value, going concern value, or liquidation value.

Qualifications of Cormark, page 26

21. Please revise to describe the method of selecting Cormark. Refer to Item 1014(b)(3) of Regulation M-A.

Fairness Opinion, page 26

22. We note that you have attached the Cormark Valuation as Appendix F. Please revise to include a summary of Cormark's financial analysis in the information circular. Refer to Item 1015(b)(6) of Regulation M-A. Please revise to describe the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, and any instructions or limitations. Please revise to include the underlying data used in each method of analysis.

Interests of Certain Persons in the Arrangement, page 29

23. Please revise to describe any continuing equity ownership interest, any continuing management positions, and the accelerated vesting of securities.

Principal and Beneficial Holders of SRLC Shares, page 31

24. Please revise to include the beneficial ownership information after the arrangement is consummated. For ease of investor understanding, please revise to include the officers and directors and any shareholders owning greater than 5% before and after the arrangement in the same table.

Additional Information, page 99

25. We note that you appear to incorporating by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Please revise to include the summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Please also revise the disclosure to state that the financial statements are incorporated by reference and specify the financial statements to which you are referring.

Appendix F. Valuation and Fairness Opinion of Cormark Securities

26. Please have Cormark revise its opinion to remove the statement in the second paragraph on page F-6 that the opinion is provided "exclusively" for the special committee as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Cormark's belief that security holders cannot rely upon the opinion to support any claims against Cormark arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Cormark). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Cormark would have no effect on the rights and responsibilities of either Cormark or your board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions